

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 21, 2010

Mr. Joel Littman
Chief Financial Officer
CPI International, Inc.
811 Hansen Way
Palo Alto, CA 94303

>   **Re: CPI International, Inc.**
>   **Form 10-K for Fiscal Year Ended October 2, 2009**
>   **Filed December 10, 2009**
>   **File No. 000-51928**

Dear Mr. Littman:

        We have completed our review of your Form 10-K and related filings and do not, at
this time, have any further comments.

                                Sincerely,

                                Jay Mumford
                                Senior Attorney